FORM 5
                                                          OMB APPROVAL
                                               ---------------------------------
                                               OMB Number             3235-0362
                                               Expires:      September 30, 1998
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                                               hours per response.......... 1.0

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_|Check box if no longer subject to
   Section 16.  Form 4 or Form 5 obli-
   gations may continue.  See Instruc-
   tion 1(b).
| |Form 3 Holdings Reported
|_|Form 4 Transactions Reported

1.  Name and Address of Reporting Person*
    Novartis AG
    Schwarzwaldallee 215
    CH-4002 Basel, Switzerland

2.  Issuer Name and Ticker or Trading Symbol
    Heska Corporation (HSKA)

3.  IRS or Social Security Number of Reporting Person (Voluntary)


4.  Statement for Month/Year
    December 31, 1997

5.  If Amendment, Date of Original (Month/Year)


6.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)
       Director                        X  10% Owner
    ---                               ---
       Officer (give title below)         Other (specify below)
    ---                               ---
    ------------------------------

7.  Individual or Joint/Group Reporting
    (check applicable line)
         Form Filed by One Reporting Person
     ---
      X  Form Filed by More than One Person
     ---
 Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Security        2. Trans-  3. Transac- 4. Securities Acquired (A)      5. Amount of         6. Owner-    7. Nature of
    (Instr. 3)                  action     tion        or Disposed of (D)              Securities Bene-     ship         Indirect
                                Date       Code        (Instr. 3, 4 and 5)             ficially Owned       Form:        Beneficial
                                (Month/   (Instr.                                      at end of            Direct       Ownership
                                Day/       8)                                          Issuer's             (D) or       (Instr. 4)
                                Year)                                                  Fiscal Year          Indirect
                                                                  (A)                  (Instr. 3 and 4)     (I)
                                                                  or                                        (Instr. 4)
                                                       Amount     (D)    Price


Common Stock                                                                           3,705,389          I(1)         (1)

(1) These shares are owned directly by Novartis Produkte AG, a wholly owned subsidiary of Novartis AG. The shares were acquired as a result of Heska's conversion of its Series F Preferred Stock into Common Stock in connection with an Initial Public Offering of the Common Stock.

   TABLE II--Derivative Securities Acquired,  Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)


1.  Title of Derivative      2. Conver-  3. Trans- 4.Trans-    5. Number of         6. Date Exer-      7. Title and Amount of
    Security                    sion or     action   action      Derivative            cisable and        Underlying Securities
    (Instr. 3)                  Exercise    Date     Code        Securities Ac-        Expiration         (Instr. 3 and 4)
                                Price of    (Month/  (Instr. 8)  quired (A) or         Date
                                Deriv-      Day/                 Disposed of (D)       (Month/Day/
                                ative       Year)                (Instr. 3, 4          Year)
                                Security                         and 5)

                                                                                     Date      Expira-                    Amount or
                                                                                     Exer-     tion                       Number of
                                                                 (A)         (D)     cisable   Date       Title           Shares




   TABLE II--Derivative Securities Acquired,  Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
                                  (continued)

8.  Price of       9. Number of        10. Ownership        11. Nature of
    Derivative        Derivative           of Derivative        Indirect
    Security          Securities           Security             Beneficial
    (Instr. 5)        Beneficially         Direct (D)           Ownership
                      Owned                or Indirect (I)      (Instr. 4)
                      at End of Year       (Instr. 4)
                      (Instr. 4)




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          NOVARTIS AG

          /s/ Dr. Urs Barlocher                        2/13/98
 ----------------------------------------      ------------------------
            General Counsel                              Date


          /s/ Christoph Mader                          2/13/98
 ----------------------------------------      ------------------------
        Senior Corporate Counsel                         Date


                                                                          Page 2
                                                                 SEC 2270 (7/96)

                             Joint Filer Information

Name:                  Novartis Produkte AG

Address:               Schwarzwaldallee 215
                       CH-4002 Basel, Switzerland

Designated Filer:      Novartis AG

Issuer &
Ticker Symbol:         Heska Corporation (HSKA)

Signature:             NOVARTIS PRODUKTE AG


                       /s/ Dr. Urs Barlocher
                       ----------------------
                        Authorized Signatory


                         /s/ Anita Buchli
                       ----------------------
                        Authorized Signatory